Exhibit (a)(11)


 STERLING
 SOFTWARE                                                      NEWS RELEASE


           STERLING SOFTWARE SUCCESSFULLY COMPLETES TENDER OFFER
                      FOR INFORMATION ADVANTAGE

      DALLAS, TX (August 18, 1999) -- Sterling Software, Inc. (SSW-NYSE) today announced the completion of its cash tender offer to purchase all the outstanding shares of common stock of Information Advantage, Inc. (IACO-NASDAQ) at a price of $6.50 per share.

      Sterling Software reported that a total of 24,288,270 shares of Information Advantage common stock were tendered pursuant to the tender offer (including 425,522 shares subject to guarantees of delivery), which expired at 12:00 midnight, New York City time, on August 17, 1999, and that all such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Sterling Software beneficially owns approximately 94 percent of the outstanding Information Advantage shares. Questions and requests for assistance regarding the tender offer may be directed to the Information Agent for the offer, Georgeson Shareholder Communications Inc., at (800) 223-2064, or to the Dealer Manager for the offer, Deutsche Banc Alex. Brown, at (800) 334-2640.

      Sterling Software also announced today that it and Information Advantage intend to effect a merger pursuant to which Information Advantage will become a wholly owned subsidiary of Sterling Software, and all remaining Information Advantage stockholders (other than Sterling Software) will have the right to receive the same $6.50 per share in cash paid in the tender offer. Sterling Software announced that it is targeting September 1, 1999 for completion of the merger transaction.

      Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,700 employees in more than 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

 Contact:

 Julie Kupp
 VP, Investor Relations
 Sterling Software, Inc.
 (214) 981-1000
 julie.kupp@sterling.com